Mail Stop 0306

January 28, 2005



VIA U.S. MAIL AND FAX (724) 387-5001

Mr. David P. Reiland
Executive Vice President and Chief Financial Officer
Magnetek, Inc.
10900 Wilshire Boulevard, Suite 850
Los Angeles, California  90024

	Re:	Magnetek, Inc.
		Form 10-K for the year ended June 30, 2004
Form 10-Q for the period ended September 30, 2004
      File No. 001-10233


Dear Mr. Reiland:

      We have reviewed your filings and have the following comments.
We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your documents in future filings response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K for the fiscal year ended June 30, 2004
General
1. In future filings, please revise all discussions and tables to clearly indicate the actual date on which your fiscal year ended.
Item 9A. Controls and Procedures-Page 9
2. We note management`s conclusion that as of December 31, 2003, the disclosure controls and procedures are effective "are effective in timely alerting [the CEO and CFO] to material information relating to the Company and required to be included in its periodic SEC filings."
This conclusion contains an inappropriate qualification as to the effectiveness of your disclosure controls and procedures. Please revise to limit your conclusion to state simply whether the disclosure controls and procedures were effective. However, if you elect to retain qualifying language in your disclosure, revise so that the language is fully consistent with the definition of disclosure controls and procedures contained in Rule 13a-15(e).
Exhibit 13.1  2004 Annual Report
Selected Financial Data-Page 4
3. Revise future filings to also include your other long-term obligations as part of the balance sheet data section. Refer to Item
301 of Regulation S-K.
Management`s Discussion and Analysis of Financial Condition and Results of Operations
General
4. Revise future filings to quantify the reasons for changes in your financial statement line items. Where changes in line items are attributable to several factors, please separately quantify and discuss each significant factor. For example, you state "The increase in net sales is due to higher sales of embedded power supplies and currency translation impact from the stronger Euro, partially offset by lower telecom service revenue" However, you do not quantify the impact of each of these changes.
Liquidity and Capital Resources-Page 8
5. We note you issued 4.2 million shares of common stock at a discount of 8% for $18.5 million to a small group of investors. Tell us whether any of the investors were employees or officers of the Company. If so, explain to us how you accounted for any element of compensation related to the 8% discount on the stock price.



Critical Accounting Policies-Pages 9-10
6. Your critical account policy disclosures do not provide the information related to the underlying estimates and judgments required by FR-72 and SEC Release No. 33-8098. The critical accounting policies discussion should supplement, not duplicate, the
description of accounting policies that are disclosed in the notes to
the financial statements. While accounting policy notes in the financial statements generally describe the method used to apply an
accounting principle, the discussion in MD&A should present a company`s analysis of the uncertainties involved in applying a principle at a given time or the variability that is reasonably likely to result from its application over time. Please revise future filings to specifically address the following:
?	provide information regarding how you arrived at the
estimate,
?	how accurate the estimate or assumption has been in the past,
* how much the estimate or assumption has changed in the past, and
* whether the estimate or assumption is reasonably likely to change
in the future.
Qualitative and Quantitative Disclosure about Market Risk-Page 12
7. In future filings please expand your discussion of foreign currency exchange rate market risk to include quantitative information in accordance with one of the three disclosure alternatives outlined in Item 305 of Regulation S-K.
Consolidated Financial Statements
Consolidated Statement of Operations - Page 13
8. In future filings, revise the consolidated statement of income to
separately present other expense and other income.   Refer to
Rules
5-03(b)7 and 5-03(b)9 of Regulation S-X.
Consolidated Statement of Cash Flows - Page 16
9. In future filings, please present all cash flows from borrowing and cash used for repayment of bank and other long-term obligations separately and on a gross basis. Refer to paragraphs 19-20 of SFAS
95.
10. In future filings, if material, please disclose the effects of exchange rate changes on cash in accordance with paragraph 25 of FAS
95.



Note 1. Summary of Significant Accounting Policies - Pages 18-20 Revenue Recognition-Page 27
11. Tell us supplementally and revise future filings to address the following:
a. Revise the note to describe how your policy meets each of the criteria required to recognize revenue outlined in SAB Topic 13A.
b. Describe any significant terms of your arrangements with distributors, including installation obligations, acceptance criteria, unusual pricing or payment terms and return policies. Please cite the accounting literature you relied upon.
c. Confirm to us that payment is not contingent on resale or any other matter other than the passage of time, or disclose how these arrangements impact the point at which you recognize the related revenues.
d. Clarify why it is appropriate to recognize revenue upon shipment.
Disclose whether your products are shipped FOB shipping point or FOB destination.
e. Clearly describe the accounting for any special arrangements with distributors such as price protection, rights of return and other discounts, credits or special terms.
12. We see that your products are sold through distributors. Tell us whether your arrangements with these distributors or other parties ever include vendor consideration as described in EITF 01-09. Describe the nature of, and accounting for, any consideration provided to vendors.
13. On page 2 of Item 1, you indicate that you provide "after-sale service" to your customers. Please address the following, both supplementally and in future filings:
a. Indicate the nature and types of services performed.
b. Describe how you recognize revenues from the arrangements that require you to provide these services.
c. Explain how you evaluate these arrangements for the existence of more than one unit of accounting pursuant to EITF 00-21 and supplementally discuss the basis for your conclusions.
Note 3.  Goodwill-Page 20-21
14. Please tell us and revise future filings to disclose the method used to determine the fair value of the telecom system reporting unit for purposes of determining the amount of the impairment charge. See paragraph 47 of SFAS 142.

Note 12.  Stock Option Agreements-Pages 26-27
15. We note the significant number of grants and cancellations in each period. Please respond supplementally and revise future filings to address the following:
a. Describe the circumstances surrounding the material cancellations in the periods.
b. Revise the table to show forfeitures and expirations separately.
c. Describe the circumstances surrounding the significant number of grants in 2002 through 2004, and explain how they related to the significant number of cancellations in those periods.
Note 13.  Employee Benefit Plans-Pages 27-29
16. We see that you terminated your retiree medical and life insurance programs that resulted in a pretax gain of $27.8 million in fiscal year 2003. Supplementally address the following related to the terminated plan:
a. Tell us how you effected the termination of these programs.
For
instance, did you make lump-sum payments or transfer non-cash assets to your participants in exchange for their rights to receive specified benefits under this program?
b. Explain how the transaction met the definition of a settlement outlined in paragraph 90 of SFAS 106.
c. Describe your accounting for this transaction, including the timing, measurement and calculation of the $27.8 million pre-tax gain.
d. To assist us in our understanding your accounting, provide us with journal entries showing how you recorded the terminating transaction.
e. Cite the accounting literature on which you relied.
We may have further comment after your reviewing your response.
Note 19.  Quarterly Results (unaudited)-Page 32
17. We see you incurred a $3.3 million after tax charge for settlement of litigation in fiscal year 2003.
a. Tell us supplementally and revise the notes to the consolidated financial statements in future filings to describe the legal action that resulted in the settlement.
b. Discuss your reasons for presenting this charge as non-operating expense in the consolidated statement of operations.

*    *    *    *
      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

?	the company is responsible for the adequacy and accuracy of
the
disclosure in the filings;
?	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
?	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Tara Harkins, Staff Accountant, at (202)
824-
5496 or me at (202) 942-1984 if you have questions.



							Sincerely,



							Martin F. James
							Senior Assistant Chief
Accountant

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Mr. David P. Reiland
Magnetek, Inc.
January 27, 2005
Page 1